Filed Pursuant to Rule 433

Registration Statement No. 333-277241

June 16, 2026

Final Term Sheet

Fiserv, Inc.

€1,000,000,000 aggregate size, consisting of:

€500,000,000 3.750% SENIOR NOTES DUE 2030 (the “2030 Notes”)

€500,000,000 4.250% SENIOR NOTES DUE 2034 (the “2034 Notes”)

(together, the “Notes”)

Issuer:	Fiserv, Inc.

Format:	SEC Registered

Issuer Ratings (Moody’s / S&P)*:	Baa2 / BBB (Stable / Negative)

Expected Ratings (Moody’s / S&P)*:	Baa2 / BBB

Trade Date:	June 16, 2026

Settlement Date (T+5)**:	June 23, 2026

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering, together with proceeds from the sale of commercial paper and cash from operations, to purchase any and all of its $750.0 million aggregate principal amount of 5.150% Senior Notes and any and all of its $2.0 billion aggregate principal amount of 4.400% Senior Notes, including any premium and accrued and unpaid interest on the tendered notes, pursuant to the tender offer as described in the preliminary prospectus supplement.

Listing:	The Issuer intends to list the Notes on the NASDAQ Global Market.

Principal Amount:	2030 Notes: €500,000,000 2034 Notes: €500,000,000

Maturity Date:	2030 Notes: October 15, 2030 2034 Notes: June 23, 2034

Interest Payment Dates:	2030 Notes: October 15 of each year, beginning October 15, 2026 2034 Notes: June 23 of each year, beginning June 23, 2027

Benchmark:	2030 Notes: OBL 2.200% due October 10, 2030 2034 Notes: DBR 2.200% due February 15, 2034

Benchmark Price / Yield:	2030 Notes: 98.250% / 2.632% 2034 Notes: 95.700% / 2.831%

Spread to Benchmark:	2030 Notes: +113.8 bps 2034 Notes: +147.1 bps

Mid Swaps Yield:	2030 Notes: 2.770% 2034 Notes: 2.902%

Spread to Mid Swaps:	2030 Notes: +100 bps 2034 Notes: +140 bps

Yield to Maturity:	2030 Notes: 3.770% 2034 Notes: 4.302%

Coupon:	2030 Notes: 3.750%, payable annually in arrears 2034 Notes: 4.250%, payable annually in arrears

Price to Public:	2030 Notes: 99.936% of the principal amount 2034 Notes: 99.654% of the principal amount

Optional Redemption:

2030 Notes:

At any time prior to September 15, 2030, make-whole call as set forth in the preliminary prospectus supplement (Comparable Government Bond Rate +20 bps).

At any time on or after September 15, 2030 at 100% of the principal amount plus accrued and unpaid interest to, but not including, the redemption date as set forth in the preliminary prospectus supplement.

2034 Notes:

At any time prior to April 23, 2034, make-whole call as set forth in the preliminary prospectus supplement (Comparable Government Bond Rate +25 bps).

At any time on or after April 23, 2034 at 100% of the principal amount plus accrued and unpaid interest to, but not including, the redemption date as set forth in the preliminary prospectus supplement.

Optional Tax Redemption:	Each series of Notes may be redeemed, at any time, at the surviving entity’s option, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes of such series then outstanding, plus accrued and unpaid interest on the principal amount being redeemed (and any Additional Amounts (as defined in the preliminary prospectus supplement)) to (but excluding) the redemption date, if (i) at any time following a transaction to which the provisions of the indenture described under “Description of the Notes—Merger, Consolidation and Sale of Assets” in the preliminary prospectus supplement applies, the surviving entity is required to pay Additional Amounts and (ii) such obligation cannot be avoided by the surviving entity taking reasonable measures available to it.

Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

CUSIP/ISIN/Common Code:	2030 Notes: 337738 BR8 / XS3410940897 / 341094089 2034 Notes: 337738 BS6 / XS3410941192 / 341094119

Day Count Convention:	Actual/Actual (ICMA)

Joint Book-Running Managers:

Citigroup Global Markets Limited

J.P. Morgan Securities plc

TD Global Finance unlimited company

Wells Fargo Securities International Limited

Merrill Lynch International

MUFG Securities EMEA plc

PNC Capital Markets LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Banco Santander, S.A.

Co-Managers:

Banco Bilbao Vizcaya Argentaria, S.A.
Capital One Securities, Inc.
Citizens JMP Securities, LLC
Deutsche Bank AG, London Branch
Fifth Third Securities, Inc.
Lloyds Securities Inc.

NatWest Markets Plc
Scotiabank (Ireland) Designated Activity Company
UniCredit Bank GmbH
Huntington Securities, Inc.
KeyBanc Capital Markets Inc.
Regions Securities LLC
FNB America Securities LLC
Siebert Williams Shank & Co., LLC

Target Market / PRIIPs:	MiFID II and UK MiFIR – professionals/ECPs-only. No EU PRIIPs key information document (KID) or UK DISC disclosure document has been prepared as not available to retail in the EEA or in the UK.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

Note: The Issuer expects to deliver the Notes against payment for the Notes on the fifth business day following the Trade Date (“T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the business day prior to the date of delivery, by virtue of the fact that the Notes initially will settle in T+5, may be required to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during the period described above should consult their own advisors.

The Issuer has filed a Registration Statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Citigroup Global Markets Limited at +1-800-831-9146, J.P. Morgan Securities plc at +44 20 7134-2468 (Non-U.S. investors) or collect at +1-212-834-4533 (U.S. investors), TD Global Finance unlimited company at +44 20 7628-2262 or Wells Fargo Securities International Limited at +44 20 3942-8538.

Relevant stabilization regulations including FCA/ICMA will apply.

The Notes will be represented by beneficial interests in fully registered permanent global notes (the “global notes”) without interest coupons attached, which will be registered in the name of, and shall be deposited on or about June 23, 2026 with a common depositary for, and in respect of interests held through, Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”). Any Notes represented by global notes held by a nominee of Euroclear or Clearstream will be subject to the then applicable procedures of Euroclear and Clearstream, as applicable. Euroclear and Clearstream’s current practice is to make payments in respect of global notes to participants of record that hold an interest in the relevant global notes at the close of business on the date that is the clearing system business day (for these purposes, Monday to Friday inclusive except December 25th and January 1st) immediately preceding each applicable interest payment date.

Prohibition of Sales to EEA Retail Investors: The Notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, (a) the expression “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2(e) of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”); and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for such securities. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering, selling or distributing the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering, selling or distributing the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MiFID II professionals/ECPs-only: Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Prohibition of Sales to UK Retail Investors: The Notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, (a) the expression “retail investor” means a person who is one (or both) of the following: (i) not a “professional client”, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of assimilated law in the UK by virtue of the European Union (Withdrawal) Act 2018 (as amended, and together with any statutory instruments made in exercise of the powers conferred by such Act, the “EUWA”); or (ii) not a “qualified investor” as defined in paragraph 15 of Schedule 1 to The Public Offers and Admissions to Trading Regulations 2024 (“POATRs”); and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to buy or subscribe for such securities. Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook (the “DISC Sourcebook”) for offering, selling or distributing the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering, selling or distributing the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the DISC Sourcebook and The Consumer Composite Investments (Designated Activities) Regulations 2024.

United Kingdom MiFIR professionals/ECPs-only: Manufacturer target market (FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”)) is eligible counterparties and professional clients only (all distribution channels). Any distributor should take into consideration the manufacturers’ target market assessment; however, a distributor subject to UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.